SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Amendment No. 1*

YRC WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

984249607

(CUSIP number)

Jennifer M. Pulick

Chief Compliance Officer

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 984249607	Schedule 13D/A	Page 2 of 7 pages

1.	NAMES OF REPORTING PERSONS FBC Holdings, S.a.r.l. (“FBC”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,685,184
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,685,184
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,184
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.9%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 984249607	Schedule 13D/A	Page 3 of 7 pages

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P. (“Cyrus”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,840,093
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,840,093
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,840,093
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.2%
14.	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 984249607	Schedule 13D/A	Page 4 of 7 pages

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C. (“Cyrus GP”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,840,093
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,840,093
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,840,093
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.2%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 984249607	Schedule 13D/A	Page 5 of 7 pages

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,840,093
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,840,093
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,840,093
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.2%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 984249607	Schedule 13D/A	Page 6 of 7 pages

This Amendment No. 1 amends the Schedule 13D originally filed by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), FBC Holdings, S.a.r.l., a Luxembourg limited liability company (“FBC”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), and Mr. Stephen C. Freidheim (each of Cyrus, FBC, Cyrus GP and Mr. Freidheim, collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission on September 26, 2011 (the “Original Schedule 13D”) and relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”) of YRC Worldwide, Inc., a Delaware corporation (the “Issuer”) owned by FBC and other funds that Cyrus, Cyrus GP and Mr. Freidheim control (the “Cyrus Funds”). This Amendment is being filed to report that 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) have become exercisable.

ITEM 4.	Purpose of Transaction.

The final paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated to read as follows:

The Cyrus Funds are currently lenders to the Issuer and may from time to time have conversations with the Issuer’s management concerning the Issuer and its operations. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) of the Original Schedule 13D is hereby amended and restated to read as follows:

(a) – (b) The Issuer reported on its quarterly report on Form 10-Q for the quarterly period ending March 31, 2013 that it had issued and outstanding a total of 9,386,860 shares of Common Stock as of April 30, 2013.

(i) As of the date hereof, FBC beneficially owns 1,685,184 shares of Common Stock, including 286,586 shares of Common Stock and the 905,016 shares of Common Stock issuable upon the conversion of the $9,745,612 of Series A Notes and the $13,799,204 of 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”), respectively, reflected on an as-converted basis. The above number of shares of Common Stock issuable upon conversion of the Series B Notes includes the shares of Common Stock issuable as a “make-whole” premium, which is equal to the sum of undiscounted interest that would have been paid in kind on the principal amount of the Series B Notes converted from the last date interest was paid immediately prior to such conversion through and including the maturity of the note as though such Series B Notes had remained outstanding until maturity (the “Make-Whole Shares”). FBC has the sole power to vote and sole power to dispose of the above 1,685,184 shares of Common Stock, which in the aggregate constitutes approximately 15.9% of the Issuer’s outstanding shares of Common Stock.

(ii) As of the date hereof, Cyrus beneficially owns 1,840,093 shares of Common Stock held by the Cyrus Funds, including 346,960 shares of Common Stock and the 966,065 shares of Common Stock issuable upon the conversion of the $11,798,623 of Series A Notes and the $14,730,001 of Series B Notes, respectively, reflected on an as-converted basis. The above number of shares of Common Stock issuable upon conversion of the Series B Notes includes the Make-Whole Shares. Cyrus has the shared power to vote and shared power to dispose of 1,840,093 shares of Common Stock, which in the aggregate constitutes approximately 17.2% of the Issuer’s outstanding shares of Common Stock.

(iii) As of the date hereof, Cyrus GP beneficially owns 1,840,093 shares of Common Stock held by the Cyrus Funds, including 346,960 shares of Common Stock and the 966,065 shares of Common Stock issuable upon the conversion of the $11,798,623 of Series A Notes and the $14,730,001 of Series B Notes, respectively, reflected on an as-converted basis. The above number of shares of Common Stock issuable upon conversion of the Series B Notes includes the Make-Whole Shares. Cyrus GP has the shared power to vote and shared power to dispose of 1,840,093 shares of Common Stock, which in the aggregate constitutes approximately 17.2% of the Issuer’s outstanding shares of Common Stock.

(iv) As of the date hereof, Mr. Freidheim, the managing member of Cyrus GP, beneficially owns 1,840,093 shares of Common Stock held by the Cyrus Funds, including 346,960 shares of Common Stock and the 966,065 shares of Common Stock issuable upon the conversion of the $11,798,623 of Series A Notes and the $14,730,001 of Series B Notes, respectively, reflected on an as-converted basis. The above number of shares of Common Stock issuable upon conversion of the Series B Notes includes the Make-Whole Shares. Mr. Freidheim has the shared power to vote and shared power to dispose of 1,840,093 shares of Common Stock, which in the aggregate constitutes approximately 17.2% of the Issuer’s outstanding shares of Common Stock. Mr. Freidheim disclaims beneficial ownership of the securities of the Issuer held by the Cyrus Funds, except to the extent of his pecuniary interest in the Cyrus Funds, if any.

The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.

CUSIP No. 984249607	Schedule 13D/A	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 31st day of May, 2013.

FBC HOLDINGS, S.a.r.l
By:	Cyrus Capital Partners, L.P., as Manager
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim, an individual